January 31, 2008

By Fax and Edgar

Amanda McManus
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9202

Re: Majic Wheels Corp.
Registration Statement on Form SB-2- Amendment No. 2
File No. 333-147629
Originally Filed November 27, 2007

Dear Ms. McManus:

Majic Wheels Corp. has asked us to respond to the Commission’s comments dated January 29, 2008. Per the instructions in your letter, we have amended the Majic Wheels’ Draft Registration Statement on Form SB-2 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Commission’s comments.

If you have any question regarding these responses or need additional information, please contact this office at (718) 360-5351.

General

1. Revise to remove the marketing language throughout, such as statements on page 15 that your product will be "new and approved" and that you will create an "exciting new toy."

Response: Revised. Majic Wheels Corp. has revised the Amended Draft to remove such marketing language throughout the Registration Statement.

Business Summary and Background, page 16

2. As the prototype is a new product in the toy market and the product has not been produced and tested in the industry, please delete the fourth full paragraph on page 16. In addition, revise throughout to remove claims about what the product or technology will do, and state rather what you expect the product or technology to do.

Response: Revised. Majic Wheels Corp. has deleted the fourth full paragraph on page 16, and has revised the Amended Draft to state its expectation as to what the product will be capable of doing.

Risk Factors, page 7

7. Include a risk factor discussing your intent to manufacture your product in China, including a discussion of recent high profile toy recalls related to toys manufactured in China.

Response: Revised. Majic Wheels Corp. has amended the Registration Statement and revised risk factor 11 and has added the following new risk factor 12:

We intend to manufacture our Product in China despite recent high profile recalls of toys manufactured in China. If our Product is subject to a recall, we would incur added costs and our reputation would be severely harmed, which could cause our business to fail.

We intend to sell our Product in markets subject to regulation by the Consumer Product Safety Commission and similar state and international regulatory authorities, and our Products could be subject to involuntary recalls and other actions by these authorities. We intend to manufacture our Product in China. If the manufacturers with whom we contract to produce our Product fail to meet the required quality and safety standards promulgated by Consumer Product Safety Commission and other regulatory authorities, our Product may be subject to recall. In addition, defects or errors in our Product may be discovered after its production and sale to customers. These defects or errors could result in the rejection of our Product by customers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs, any of which could harm our business or cause our business to fail.

Management's Discussion and Analysis and Plan of Operation, page 17

4. Update your disclosure to reflect the fact that you have not commenced development of a working prototype, which you expect to take 3-4 months. We note that your disclosure states that you will finish this phase by the end of March, 2 months from now.

Response: Revised. Majic Wheels Corp. has revised the Amended Draft to disclose that the company has not commenced development of the working prototype and that the development of the working prototype is projected to be completed by the end of the second quarter of 2008. Majic Wheels Corp. intends to use the initial proceeds of the offering to commence the development of the working prototype.

Executive Compensation, page 22

5. We note your response to prior comment 19 that you "have not paid any compensation" and do not plan "to use any part of the offering proceeds to compensate" your officers and directors. Revise to discuss any plans to pay your officers and directors any compensation, from funds that do not constitute offering proceeds.

Response: Revised. Majic Wheels Corp. will not pay its officers and Directors any compensation from offering proceeds or any other source until it has revenues from the sale of its Product. The company’s decision to compensate officers will depend on the availability of its cash resources and the company’s need for cash to further the company’s business purposes.

Other

6. Provide a currently dated consent from the independent public accountant in the amendment. Response: Revised. See the new consent of the independent public accountant that is included with the Amended Draft.

Sincerely,

Steve Kronengold

cc:	Benjamin Resheff, Secretary and Treasurer- email
Lauren Nguyen, Securities and Exchange Commission, Division of Corporation Finance -  Edgar